UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007.

Commission File Number 0-17164

Copernic Inc.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

PRESS RELEASE

On June 27, 2007, Copernic Inc., formerly known as Mamma.com Inc., (the “Company”) issued a Press Release announcing the launch of a refreshed corporate image and its new corporate website address at www.copernic-inc.com. In addition, the Press Release indicated that the Company’s search properties and media solutions to advertisers would continue to exist with its innovative desktop and mobile search products. The Press Release also reiterated that the Company’s NASDAQ ticker symbol was changed from MAMA to CNIC on June 21, 2007 and that there would be a six month transition period during which Company information could be accessed as both CNIC and MAMA on www.nasdaq.com and directed investors to the Company’s website for historical press releases, annual reports, new announcements, and a variety of other corporate information. The Press Release is attached hereto as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COPERNIC INC.
(Registrant)

Date: June 27, 2007	By:	/S/ DANIEL BERTRAND
(Signature)
Daniel Bertrand, Executive Vice-President and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 27, 2007.

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